SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE

July 18, 2002

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

For Immediate Release July 18, 2002

Provalis announces ADR Ratio Change

Provalis plc (LSE: PRO; NASDAQ: PVLS), a pharmaceuticals and medical diagnostics group, today announced that it will effect a ratio change in its American Depositary Receipts ("ADRs"). ADRs are the Provalis securities listed on The Nasdaq National Market, with each Provalis ADR currently representing five ordinary shares. Following the ratio change, which is in the form of a 6-for-1 reverse split in the current ADR ratio, each Provalis ADR will represent 30 ordinary shares.

Nasdaq Marketplace Rule 4450(a)(5) requires that an ADR must maintain a minimum bid price of US$1.00 in order to have continued listing on The Nasdaq National Market. Provalis received a Nasdaq Staff Determination letter dated July 12, 2002, indicating that Provalis' ADRs currently do not comply with this minimum bid price requirement, and that, as a consequence, Provalis' ADRs are subject to delisting from The Nasdaq National Market. Provalis has requested a hearing before a Nasdaq Listing Qualifications Panel to review this Staff Determination, and this hearing is scheduled to take place on August 22, 2002. Provalis has been advised that Nasdaq will not take any action to delist Provalis' ADRs pending the conclusion of that hearing.

This ratio change is intended to ensure that Provalis ADRs comply with this minimum bid price requirement prior to the hearing taking place.

END

Provalis' Internet Website ; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the success of the Company's research and development strategy; uncertainties related to future trial results and the regulatory process; the execution and success of collaborative agreements with third parties; the impact of future laws, regulations and policies; the Company's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Company's sector; the Company's dependence on key personnel; general business and economic conditions; and other factors beyond the Company's control that may cause the Company's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Provalis plc, Tel: 01244 833463
Mr Lee Greenbury, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE.PRO and NASDAQ.PVLS) is a pharmaceutical and medical diagnostics group with three separate divisions:-

- **Medical Diagnostics** – develops and sells to world markets medical diagnostic products for chronic disease management. The division's principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.
- **Healthcare** – sells and markets its own, and third party, branded, prescription medicines in the UK to GPs and hospitals through its own regionally managed sales force. The division sells products in the areas of muscular-skeletal disorders, gastroenterology, osteoporosis, migraine and dermatology.
- **Therapeutics R&D** – develops a range of vaccine candidates for the prevention of infectious diseases through a network of research collaborators.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

By: ______________________
Name: Lee Greenbury
Title: Secretary

Date: July 19, 2002